REDtone Asia, Inc.

Aitken Vanson Centre, Room 1602

61 Hoi Yuen Road

Kwun Tong, Hong Kong

June 29, 2011

United States Securities and Exchange Commission

Attn: Mr. Larry Spirgel, Assistant Director

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:

REDtone Asia, Inc. (f/k/a Hotgate Technology, Inc.) (the “Company”)

Form 8-K/A filed on September 30, 2010, as amended by

Amendment No. 2

Filed on May 20, 2011

Form 10-Q for the quarterly period ended February 28, 2011

Filed April 14, 2011

File No. 333-129388

 Dear Mr. Spirgel:

We are writing in response to your comment letter dated May 31, 2011, regarding the above referenced filing.  Our responses to your comments follow each of the comments below.

Form 8-K/A filed on May 20, 2011

General

1.

Page 4 discloses a reverse stock split that occurred on July 29, 2010 and caused your outstanding common stock to change from about 297 million shares to 25 million shares.  However, it does not appear you filed a proxy or information statement for the reverse stock split.  Please advise and, if applicable, discuss any liability under the federal securities laws.  Further, page 40 shows that you have 60 million shares authorized as of May 31, 2010 and about 58 million shares outstanding.  Please explain.

RESPONSE:  The Company obtained shareholder approval to effectuate the reverse stock split and went through the proper approval process with FINRA. The Company feels that any liability under Federal Securities laws is substantially reduced because the Company obtained proper shareholder and board consent prior to the reverse stock split.

In reference to the seemingly inconsistent share amounts, on page 40, showing 60 million shares authorized as of May 31, 2010, and about 58 million shares outstanding is referring to the

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Redtone Telecommunications (China) Limited whereas the reverse stock split that causes common stock changes on July 29, 2010, is referring to that of REDtone Asia, Inc. (formerly known as Hotgate Technology, Inc.).  We have added additional language in the filing to help clarify the obscurity.

2.

We note your response to comment two from our letter dated April 14, 2011.  The organizational diagram provided does not clarify the relationship between Hotgate Technology, Inc. and the REDtone related companies immediately before the reverse merger transaction.  Please revise your diagram or otherwise clarify what relationship existed prior to the transaction.

RESPONSE:  Thank you for your comment.  The organizational diagram before the Share Exchange has been updated to clarify what relationship existed prior to the transaction.

Regulatory Matters, page 13

3.

We note your response to comment five from our letter dated April 14, 2011.  Please file your business license issued by the State Administration for Industry and Commerce that allows you to carry out your distribution services.  If applicable, revise to explain the material terms of this license such as its term, renewal provisions, and fees.

RESPONSE:  Thank you for your comment.  Please find attached as Exhibit 99.1 and 99.2 to this filing the business license of Shanghai Hongsheng Net Telecommunication Co., Ltd., (“Hongsheng”) the subsidiary that carries out the telecommunication distributions services (the English translated copy has also been included) and Hongsheng’s Telecommunication Value-adding Business Operating Permit that was obtained for operating telecommunication value-adding services (again, the English translated copy has also been included).

The business license is valid until November 28, 2026, and the Telecommunication Value-Adding Business Operating Permit is valid until November 5, 2013.  Both are subject to annual filing; however, the Company does not foresee any issue regarding renewal or material fees involved in the renewal.

Sale of Unregistered Shares, page 17

4.

We note your response to comment six from our letter dated April 14, 2011.  We also note from pages 13 and 14 of the Form 10-Q filed on April 14, 2011 that you acquired Redtone China by issuing 244,444,444 shares to Redtone International Berhad.  Please revise to indicate that these shares are also subject to paragraph (i) of Rule 144.

RESPONSE:  Thank you for your comment.  This disclosure has been made in the filing.

Item 10. Directors, Executive Officers, and Corporate Governance, page 21

Larry Spirgel

Assistant Director

Securities and Exchange Commission

5.

Your disclosure on page 21 indicates that Ms. Sah became the CEO on May 3, 2010; however it appears that Mr. Wei has remained CEO.  Please clarify Ms. Sah’s past current role with the company.

RESPONSE:  On October 2, 2009, the Company announced the appointment of Ms. Sah as the CFO for the Company.  On May 5, 2010, we announced Mr. Wei’s resignation as CEO of the Company, and the appointment of Ms. Sah as the CEO (during this time, Ms. Sah was remained the CFO of the Company).  On October 25, 2010, the Company announced the resignation of Ms. Sah as CEO and CFO and the appointment of Mr. Wei as the CEO of the Company.  Currently, Mr. Wei is the CEO of the Company.  Ms. Sah’s resignation as CEO and CFO of the Company was effective as of October 25, 2010.  This clarification has been made in the filing.

6.

Provide the disclosure required by Item 401(e) of Regulation S-K for all your current directors.

RESPONSE:  Thank you for your comment.  This filing has been updated regarding this disclosure.

Note 3 – Summary of Significant Accounting Policies, page 30

(i) Revenue Recognition, page 32

7.

We note your response to comment 12 from our letter dated April 14, 2011 and refer you to your response to comment three from that letter.  In your response you state that CTT owns the backbone transmission network infrastructure underlying your discounted consumer voice business, and that REDtone China does not provide any direct communication services.  Upon review of the copy of the agreement provided, it appears that the company’s revenue is based on the portion of gross profit allocation attributed to you.  However, according to your revised revenue recognition policy disclosure, and your response to comment 16 from our letter dated April 14, 2011, it appears that you may be recognizing gross revenues and costs associated with this arrangement, and perhaps others.  Please explain and provide specific reference to literature used to support your policy for recognizing discounted call services revenue.  Include in your response your consideration of the guidance in ASC 605-45 in determining that that recognition of gross, as opposed to actual, revenues and costs, is appropriate.

RESPONSE:  Thank you for your comment.  This clarification has been under Section (j) of Note 3 of the Summary of Significant Accounting Policies in the filing.

8.

If your arrangements and/or revenue recognition policy is different for different customers (consumer versus corporate) or based on different agreements (CTT versus other telecommunications providers), please explain this in detail.  Specifically discuss whether your role is that of “principal” or “agent” in each of your significant collaboration agreements.

Larry Spirgel

Assistant Director

Securities and Exchange Commission

RESPONSE:  Thank you for your comment.  This explanation has been made under Section (j) of Note 3 of the Summary of Significant Accounting Policies in the filing.

Note 15 – Variable Interest Entities (“VIEs”), page 39

9.

Please add a risk factor under Item 1A on page 13 related to the company’s reliance on contractual arrangements (VIE structure) for all of its revenues.  Highlight the fact that the company has no equity interest in these subsidiaries and the risks associated with this type of arrangement in light of legal structure in the PRC.

RESPONSE:  Thank you for your comment.  This risk factor has to the filing.

Form 10-Q for the Fiscal Quarter Ended February 28, 2011

Consolidated Statements of Cash Flows, page 5

10.

We note your response to comment 15 from our letter dated April 14, 2011.  However, you have not disclosed the nature of your relationship with REDtone Technology Sdn. Bhd. Or when the “receivable” is expected to be repaid.  Please tell us and expand your footnote disclosure in Note 10 to clarify, as the nature of the relationship and the anticipated repayment date are primary factors in determining the appropriate accounting for the balance.

RESPONSE:  Thank you for your comment.  Note 10 on the Company’s Form 10-Q for the fiscal quarter ended February 28, 2011, has been expanded for clarification purposes.

Note 7 – Other Receivables and Deposits, page 9

11.

Please disclose the nature and repayment terms of the $711,826 in “other receivables” at February 28, 2011.

RESPONSE:  Thank you for your comment.  This disclosure has been made under Note 7 on the Company’s Form 10-Q for the fiscal quarter ended February 28, 2011.

Item 2. Management’s Discussion and Analysis or Plan of Operation, page 15

Service Cost, page 16

12.

We note your response to comment 16 from our letter dated April 14, 2011.  However, as noted in our comment above, with regard to your revenue recognition policy, your justification for recognizing costs on the gross basis is unclear.  Please explain within the context of your accounting for revenues associated with your collaboration agreements.  Include reference to authoritative literature used as guidance.

Larry Spirgel

Assistant Director

Securities and Exchange Commission

RESPONSE:  Thank you for your comment.  The Management’s Discussion and Analysis or Plan of Operation, specifically the Service Cost section, has been update to clarify this.

Please feel free to contact Callie Jones via e-mail at cjones@vincentrees.com or via telephone at (801) 303-5730 with any questions or concerns.  Thank you for your assistance with this registration.

Sincerely,

Chuan Beng Wei

By:   /s/ Chuan Beng Wei

Chuan Beng Wei, Chief Executive Officer